Exhibit 1.01

Conflict Minerals Report

For Year Ending December 31, 2025

Introduction

This Conflict Minerals Report for DNOW Inc. for calendar year 2025 was prepared in accordance with the requirements of Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended, and in connection with DNOW Inc.’s required disclosure filed on the specialized disclosure form (“Form SD”). All references to “DNOW”, the “Company” or “we”, “us” and “our” refer to DNOW Inc. and its consolidated subsidiaries.

Rule 13p-1 implemented Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and requires Securities and Exchange Commission (“SEC”) reporting companies, such as DNOW, that meet certain threshold requirements, to undertake a reasonable country of origin inquiry and supply chain due diligence on the source and chain of custody of the conflict minerals necessary to the functionality or production of any product manufactured or contracted to be manufactured by the reporting company. The term “Subject Minerals” currently encompasses columbite-tantalite (coltan), cassiterite, and wolframite (or their derivatives, which are limited to tantalum, tin and tungsten, respectively) and gold (collectively referred to as “3TGs” or “Subject Minerals”).

The goal of the reasonable country of origin inquiry (“RCOI”) and supply chain due diligence is to determine whether the Subject Minerals necessary to the functionality or production of products manufactured or contracted to be manufactured by a company directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or an adjoining country. The Dodd-Frank Act refers to this area as the “Covered Countries”. Reporting companies that are subject to Rule 13p-1 are required to make certain disclosures on Form SD and, in certain instances, an accompanying Conflict Minerals Report, which are filed with the SEC.

Company and Conflict Minerals Report Overview

We are a premier energy and industrial solutions provider with a legacy of over 160 years as a leading distributor of pipe, valves, fittings (PVF), gas products, pumps and fabricated equipment. Headquartered in Houston, Texas, with approximately 5,150 employees and a global network of distribution and engineering locations; we provide a broad mix of quality products our customers require to build and maintain essential infrastructure across the upstream, gas utilities, downstream and industrial and midstream markets. We deliver a comprehensive range of value-added supply chain solutions and technical product expertise, supported by advanced digital offerings. Our products and resources enable our customers to run their operations more efficiently and effectively, helping them to meet and exceed their business goals.

Although we primarily distribute products manufactured by third parties, in calendar year 2025, we (i) assembled certain offshore and onshore electro-automation products; (ii) provided a full range of valve modification services to meet customer requirements including valve control extensions, welding, hydrotesting, painting, coating, x-raying and (iii) assembled certain valve automation packages, for which we may be deemed to be a manufacturer. Some of these products contain Subject Minerals that are necessary to their functionality or production (“Covered Products”).

To satisfy the disclosure and filing requirements of Rule 13p-1 and Form SD, this Conflict Minerals Report includes:

•	A description of the Covered Products;

•	A description of the RCOI and supply chain due diligence we undertook to determine the country of origin and source and chain of custody of any necessary Subject Minerals in our Covered Products;

•

To the extent we are able to provide such information, a description of the facilities used to process our Subject Minerals, the country of origin of our Subject Minerals, and our efforts to determine the mine or location of origin of our Subject Minerals; and

•	Our risk mitigation strategies and steps to improve due diligence in the future.

Overview of DNOW’s Conflict Minerals Program

Our management team has implemented procedures with the objectives of complying with and educating our employees and suppliers with respect to the requirements of Rule 13p-1 and demonstrating our commitment to responsible sourcing of Subject Minerals, each as further described below, including the adoption of a conflict minerals policy (“Conflict Minerals Policy”), the purpose of which is to (i) state the Company’s commitment to the responsible sourcing of Conflict Minerals, (ii) establish guidelines regarding the responsible sourcing of Conflict Minerals and (iii) set the Company’s expectations for its suppliers.

Additionally, our management team created a “Conflict Minerals Team” consisting of members of our legal, compliance and supply chain groups to support and oversee the supply chain due diligence, as well as the drafting of this Conflict Minerals Report and Form SD.

Covered Products Description

As discussed above, Covered Products include electro-automation products, valves and valve automation packages.

Our offshore and onshore electro-automation products consist of power and communication systems, test units, control systems, control desks and control panels. These products may contain 3TGs within the following components: (i) tin may be used in the electronics, batteries, wire and cable coating, capacitors and resistors; (ii) tantalum may be used in LED lights; (iii) tungsten may be used in fluorescent light bulbs; and (iv) gold may be used in electronics, relays and connectors.

Valves are mechanical devices that are generally used in oilfield and industrial applications to control direction, velocity and pressure of fluids and gases within transmission networks and are comprised of ball, butterfly, gate, globe, check, needle and plug valves and are manufactured from cast steel, stainless/alloy steel, forged steel, carbon steel or cast and ductile iron. We do not manufacture or contract to manufacture the valves that we sell except for commercial arrangements with certain vendors who manufacture valves with our “Turnflo” brand and “Khisco” brand on them. Valve automation packages require us to assemble a valve, an actuator and a control package (consisting of, among other things, a switch, filter, solenoid, fittings and tubing) with mounting hardware. An actuator is a type of motor that is responsible for moving or controlling the valve and is operated by a source of energy, including electric current, hydraulic fluid pressure or pneumatic pressure. Certain components of the valve automation packages may contain 3TGs, such as tungsten carbide coated balls and seats, gold in the electrical wiring or tin in the circuit boards.

We are several steps removed from the actual mining of the Subject Minerals that are contained in our Covered Products and, thus, we do not have direct visibility into the smelters and refiners of the Subject Minerals contained in our Covered Products.

Description of Reasonable Country of Origin Inquiry

DNOW performed an initial assessment and determined that certain of its products may contain Subject Minerals. Based on this assessment, in accordance with Section 1502 and Rule 13p-1, DNOW performed a “reasonable country of origin inquiry” (RCOI) to determine which of the products that were in its supply chain after January 1, 2025, in fact contain Subject Minerals, and whether these Subject Minerals were sourced from the Covered Countries or came from recycled or scrap sources. As a result of the RCOI process, DNOW: (1) concluded in good faith that, during 2025, Subject Minerals were necessary to the functionality or production of certain of its product offerings; and (2) conducted the supply chain due diligence discussed below.

Design and Description of Due Diligence Measures

In accordance with Rule 13p-1, DNOW performed due diligence from January 2026 through April 30, 2026 to determine the source and chain of custody of Subject Minerals in the Company’s product offerings. We designed our due diligence measures to conform with the nationally recognized framework provided by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), and the related supplements for 3TG. This process included building Subject Minerals awareness across the supply chain and surveying suppliers that were known to or may have provided products containing metal or Subject Minerals. We believe the design of the Company’s due diligence program complies with the OECD Guidance’s framework for risk-based due diligence in the mineral supply chain. A summary of DNOW’s activities in line with the OECD Guidance are outlined below.

We developed our due diligence process to address each of the five steps as outlined by the OECD Guidance, namely:

1.	Establish company management systems regarding conflict minerals;

2.	Identify and assess risks in our supply chain;

3.	Design and implement a strategy to respond to identified risks in our supply chain;

4.	Utilize independent third-party audits of supply chain diligence; and

5.	Publicly report on our supply chain due diligence.

Step 1: Establish company management systems regarding conflict minerals:

•

Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas: DNOW has adopted a formal Conflict Minerals Policy which is posted on our website at www.dnow.com that reflects the Company’s desire to only allow responsible sourcing of parts and products containing necessary Subject Minerals. The purpose of this Conflict Minerals Policy is to (i) state the Company’s commitment to the responsible sourcing of Subject Minerals, (ii) establish guidelines regarding the responsible sourcing of Subject Minerals, and (iii) set the Company’s expectations for its suppliers. This Conflict Minerals Policy applies to all directors, officers and employees of the Company and any third-party suppliers engaged by the Company. DNOW has committed to not knowingly procure any products containing Subject Minerals sourced from the Covered Countries whereby the procurement of such products benefits any of the armed groups in the Covered Countries.

•

Establish a system of controls and transparency over the mineral supply chain: DNOW has established a system of controls and transparency over its 3TG supply chains by creating a process to engage our global suppliers and requesting them to submit information to DNOW using the Conflict Minerals Reporting Template (“CMRT”) version 6.5 or higher. The CMRT is a survey tool, a standardized reporting template, developed by the Responsible Minerals Initiative (“RMI”) to standardize the collection of due diligence information gathered by those suppliers about the smelters identified in their own supply chains. The information was used by DNOW to assess due diligence efforts implemented by suppliers and to identify smelters.

•

Strengthen company engagement with suppliers: DNOW will communicate its Conflict-Free Sourcing Policy to suppliers. DNOW has also developed a due diligence form to be completed by suppliers. We have a strong emphasis on supplier education and training through the utilization of the Assent (defined below) learning management system known as Assent University, which provides suppliers access to Assent University’s Conflict Minerals training course. This training is tracked based on completion. Suppliers are encouraged to complete all modules within this course.

Step 2: Identify and assess risks in our supply chain:

•

Identify Covered Products and prepare verified list of suppliers: As an initial step, our management team worked to identify all Covered Products for calendar year 2025. After identifying our Covered Products, we began our scoping process by providing a verified list of suppliers associated with the Covered Products to Assent Compliance, a third-party service provider (“Assent”). This initial list of suppliers was filtered again by Assent using the Responsible Business Alliance and the Global e-Sustainability Initiative CMRT 6.5 or higher to eliminate suppliers whose 3TGs were not necessary to the functionality or production of their products. The use of the CMRT allowed for some elimination of irrelevant suppliers. Specifically, question 1 of the CMRT asks suppliers whether any of the 3TGs are intentionally added or used in the products or in the production process. Question 2 also asks if any 3TGs remain in their products. This list was further filtered to remove:

•	packaging companies (excluding labels);

•	suppliers whose products do not end up in DNOW’s finished products;

•	service providers; and

•	inactive suppliers.

•

Survey the suppliers: Assent then commenced the supplier survey portion of the RCOI using the CMRT. During this process, Assent provided training and education to our suppliers on how to complete the form. All non-responsive suppliers were contacted a minimum of three times and all responses were recorded utilizing the Assent Compliance Manager, a software platform that allows for the tracking of all supplier communications. The CMRT data received from responding suppliers was then automatically validated to increase the accuracy of submissions and identify any contradictory answers.

•

Collect responses: All submitted forms were accepted and classified as valid or invalid, and retained to preserve data integrity. All suppliers that submitted invalid forms were contacted and encouraged to resubmit a valid form. Due to a diligent and refined scoping process, we were able to reduce the number of the relevant suppliers surveyed for the 2025 reporting year. As of May 1, 2026, DNOW had requested responses from 152 “in scope” suppliers, of which 99 (or 65%) provided valid responses and 4 (or 2.6%) provided an invalid response. (In other words, 65% of “in scope” suppliers that responded provided valid responses.) There were 49 “in scope” suppliers (or 32%) that did not provide a response.

•

Review supplier responses and smelter information: Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. However, Assent compared the facilities listed in the responses from our suppliers to the list of smelters maintained by the RMI, and, if a supplier indicated that the facility was certified as “Conflict-Free,” Assent confirmed that the name was listed as compliant by the RMI. As of April 25, 2026, we have validated 332 smelters or refiners and are working to validate the additional smelter/refiner entries from the submitted CMRTs.

•

Assess smelter information: Based on the smelter lists provided by suppliers via the CMRTs, we are aware that 207 smelters have a Compliant RMI Audit Status. This status means they have gone through the Responsible Minerals Assurance Process (RMAP), been audited and been found to be compliant with that protocol. Many suppliers are still unable to provide the smelters or refiners used for materials supplied to us. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs. Based on the provision of primarily company-level CMRTs from our in-scope suppliers, we cannot definitively determine the smelters’ connection to the Covered Products.

•

Evaluating levels of risk: In accordance with OECD Guidelines, it is important to understand risk levels associated with Subject Minerals in the supply chain. We employ the Assent Compliance Manager software to assist in evaluating risk. Each facility that meets the RMI definition of a smelter or refiner of a 3TG mineral is assigned a risk of high, medium or low based on the following five scoring criteria:

1.	Geographic proximity to the DRC and Covered Countries;

2.	Conflict-Free Smelter Program (RMAP) audit status;

3.	Known or plausible evidence of unethical or conflict sourcing;

4.	Known mineral source country of origin; and

5.	Peer Assessments conducted by credible third-party sources.

When a facility that DNOW considers of high concern is reported on a CMRT by one of the suppliers surveyed, risk mitigation activities are initiated. Through our third-party vendor, Assent Compliance, submissions that include such facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including submission of a product specific CMRT to better identify the connection to products that they supply to DNOW, and escalating up to removal of any high-risk smelters from their supply chain.

As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these risks from the supply chain.

Step 3: Design and implement a strategy to respond to identified risks in our supply chain:

•

Evaluating suppliers to assist in making key risk mitigating decisions in the future: Suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). We believe tracking the strength of our suppliers’ programs meets the OECD Guidance and can assist in making key risk mitigation decisions in the future. The criteria used to evaluate the strength of the program are included in the CMRT as questions “A,” “D,” “F” and “G,” respectively, and provide:

A. Have you established a conflict minerals sourcing policy?

D. Have you implemented due diligence measures for conflict-free sourcing?

F. Do you review due diligence information received from your suppliers against your company’s expectations?

G. Does your review process include corrective action management?

When suppliers meet or exceed the criteria listed above, they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program. As of May 1, 2026, 32 suppliers were identified as having a Weak program.

•

Report findings to designated senior management outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment: DNOW has completed an OECD analysis annually and the Conflict Minerals team has provided a summary of the identified risks to our Vice President and General Counsel and Senior Vice President of U.S. Sales and Operations with recommended action plans to reduce risks.

•

Undertake additional fact and risk assessments for risks requiring mitigation or after a change of circumstances: Additional fact finding, risk assessments and changes in circumstances will take place as part of DNOW’s annual review of its Subject Minerals program.

Step 4: Utilize independent third-party audits of supply chain due diligence:

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including: (i) seeking information about 3TG smelters and refiners in our supply chain by requesting our suppliers complete the CMRT; (ii) verifying those smelters and refiners with the constantly evolving RMI lists; (iii) conducting the due diligence review; and (iv) obtaining additional documentation and verification, as applicable.

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to us. Furthermore, suppliers did not always provide smelter lists, or provided incomplete lists lacking smelter identification numbers, and therefore we are unable to conclude specifically which smelters or refiners provided the Subject Minerals used by our suppliers in products supplied to us.

Our current efforts focus on gathering smelter information via the CMRT. We believe that the aforementioned process for seeking information about conflict mineral smelters and refiners in our supply chain represents the most reasonable effort we can undertake to determine the mines or locations of origin of the Subject Minerals in our supply chain.

Step 5: Report on our supply chain due diligence:

•

Annually report or integrate, where practicable, into annual sustainability or corporate responsibility reports, additional information on due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas: DNOW implemented a process to summarize, review and approve compliance results and complete the Form Specialized Disclosure and the Conflicts Mineral Report and timely file this report with the SEC.

Risk Mitigation Strategies and Steps to Improve Due Diligence in the Future

In future compliance periods, we intend to continue to improve the collection of due diligence data from our supply chain to continue mitigating the risk that Subject Minerals used in our limited manufacture or contract to manufacture activities directly or indirectly finance or benefit armed groups in the Covered Countries. To improve due diligence data during calendar year 2026, our Subject Minerals program will continue to focus on vetting smelter data including:

•	Working with suppliers to move to the latest version of the CMRT where new smelter identification numbers have been assigned;

•	Requesting the use of smelter identification numbers;

•	Requesting that suppliers connect any identified smelters with the products and parts the suppliers supply to us; and

•	Comparing smelters reported by suppliers on the CMRT to the RMI’s list of smelters.

********************************************************